02050764

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...31 July 2002..

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F.............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 31 July 2002

BY..........................
Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES PLC ANNUAL GENERAL MEETING 2002

Addressing shareholders at the company's annual general meeting at the Bridgewater Hall, Manchester, on 31 July 2002, the Chairman of United Utilities, Sir Richard Evans, commented on the group's performance for the year ended 31 March 2002.

> "The group has performed well during the year. Our licensed business increased its cost savings target over the five-year period to 2005, demonstrating the value of our multi-utility strategy, which is delivering synergy savings through operating and maintaining electricity, water and wastewater networks in the same area. We also delivered substantial growth through our support services businesses, which continued to win significant new contracts and now contribute around a third of the group's revenues.
>
> "Our confidence in the group's performance and prospects is reflected in the board's commitment to its progressive dividend policy."

Commenting on current trading and the progress of the business, John Roberts, Chief Executive said:

> "In our preliminary announcement of last year's results I commented that 2002/03 would be the most challenging year in the current regulatory period, with no real price increases in our water business and a real price cut of three per cent in our electricity business.
>
> "I am pleased to report that, based on our progress in winning new contracts in our support service businesses and cost-cutting in our licensed multi-utility operations, we continue to expect to deliver satisfactory results this year.
>
> "Since the beginning of the new financial year we have been awarded two major contracts by British Gas Trading and Westminster City Council, together worth up to £650 million. These contracts will result in additional revenues in the second half of the year for United Utilities Contract Solutions and Vertex respectively.
>
> "Your Communications continues to make sound progress in growing business sales, which increased by 27 per cent in the first quarter compared with the same period last year. Overall, we expect sales growth in the business to slow for the year as we continue to change its sales mix from premium rate services to higher margin business sales.
>
> "Our licensed multi-utility operations remain on track to achieve the planned £480 million cost reduction target over the five-year regulatory period.
>
> "This week's statement by the Director General of Water Services, concerning his proposal to extend the notice period for water company licences from ten years to 25 years, is most welcome. The additional long-term certainty that this proposal will provide will help the water industry in the funding of its major capital expenditure programmes in future years."

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For further information, contact:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000
Alan Price, Head of Corporate and Financial Communications	020 7307 0300